UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 3, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”), in accordance with the Spanish
Securities Act (Ley de Mercado de Valores), hereby announces the following:

RELEVANT INFORMATION

On May 5th, 2011 at 9:30 a.m., the results of the Group Banco Bilbao Vizcaya
Argentaria S.A. for 1Q 2011 will be presented.

Any interested party can follow the presentation via BBVA's web site on the
Internet (www.bbva.com).

A recording of the presentation will also be available on the above web site, for a period of at least one month.

BBVA also informs that the Mexican subsidiary of the group, BBVA Bancomer, must send to the Mexican Securities Exchange, the Stock Exchange and the market, public information on its activity in the first quarter, within twenty days after the close of each quarter, in compliance with Mexican securities market laws which request that securities issuers publish such information. This information is available through the links www.bmv.com.mx and
www.bancomer.com/informacioninversionistas.

Madrid, May 3, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 05/03/2011	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative